082-34812

PETROBANK
ENERGY AND RESOURCES LTD.

07024899

SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2007
WASH, D.C.
185
SECTION

June 11, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK CLOSES ACQUISITION OF MINORITY INTEREST IN WHITESANDS

Calgary, Alberta – June 11, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank") (TSX: PBG) (OSLO: PBG) is pleased to announce the closing of our previously announced acquisition all of the shares of our WHITESANDS Insitu Ltd. ("WHITESANDS") subsidiary previously held by minority shareholders, increasing Petrobank's ownership of WHITESANDS from 84% to 100%, for $120 million. The acquisition was funded entirely by cash on hand.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Corporation operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta and an extensive inventory of Bakken light oil locations in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Forward-Looking Statements

Certain information provided in this release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Although Petrobank believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Petrobank has made forward-looking statements regarding the acquisition price of the minority shareholders' interest in its WHITESANDS subsidiary. The minority shareholders have indicated that they reserve the right to challenge the valuation of the WHITESANDS shares which could lead to an acquisition price materially different than that anticipated in this release. While Petrobank makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Petrobank assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Trademarks

THAI™ is a registered trademark of Archon Technologies Ltd., a wholly-owned subsidiary of Petrobank Energy and Resources Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil, or
Corey C. Ruttan, Chief Financial Officer
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

END